Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Years ended December 31, 2005, 2004 and 2003

SHAREHOLDER UPDATE

Review of 2005 and Outlook for 2006

Bradford Cooke, Chairman and CEO of Canarc Resource Corp., is pleased to provide the following review of 2005 and the outlook for 2006.

2005 in Review

After being range-bound between US$415 and US$455 for much of 2005, the gold price took off in the 4th quarter to close at a 25 year high of US$519 per oz, up 18% on the year. Having primarily tracked the devaluation of the US dollar over the first four years of this bull market, gold finally rose against all major currencies in 2005 due in part to sharply higher investment demand. Gold finally appears to be resuming its role as the currency of last resort in a world of ever-increasing political, social and economic instability.

Junior gold stocks rallied briefly early in the year, then sank into the doldrums of a 6 month correction before rising on a tide of sharply higher trading volumes through year-end. The TSX/S&P Composite Index closed at 11,272 up 14% in 2005, driven largely by rising metal and oil demand and therefore prices.

Similarly, Canarc’s share price also drifted lower for months before moving up sharply in the 4th quarter, and closing at CA$0.58 per share price for a gain of 7% in 2005. The impetus for the recently escalating share price came not only from the rising gold price but also from the numerous high grade gold drill intercepts in the recently completed, 10-hole, in-fill drilling program on the New Polaris property in northwestern B.C.

In 2005, Canarc focused primarily on trying to find a partner for its large Benzdorp gold project in Suriname, and on the additional surface and airborne exploration work needed to upgrade other gold prospects on the property for drilling. The Company also carried out a Phase 2 in-fill drilling program at New Polaris in order to advance this core gold asset towards the feasibility and permitting stage.

Due to delays with contractors, we are still awaiting the final results of the surface geochemical and airborne geophysics surveys at Benzdorp but they should be available in the coming weeks. However, the robust drill results from New Polaris were announced in December and planning is now well underway for an aggressive final phase of in-fill drilling in 2006.

Outlook for 2006

With the appointment of Jack McClintock (most recently Global Exploration Manager of BHP-Billiton) as the new President and COO on January 1, Canarc is clearly charting a more aggressive course to creating shareholder value. Management has set in a motion a three-pronged strategy for growth in 2006:

1.

Complete the in-fill drilling needed at New Polaris to define a 600,000 oz, NI 43-101 compliant, measured and indicated resource (part of the 1.3 million oz historic resource, not compliant with NI 43-101 and not to be relied upon), finalize the conceptual mine plan, carry out an initial economic assessment and enter the mine permitting process for a 65,000 oz per year operation, potentially western Canada’s next high grade gold mine.

2.

Complete the exploration work needed at Benzdorp to attract an industry partner or financier so that the project can move forward without draining Canarc’s treasury. Suriname is finally starting to attract other exploration and mining companies and Benzdorp has multiple gold prospects, either high grade or bulk tonnage, that hold significant exploration potential.

3.

Complete at least one substantial new property acquisition to complement the compelling upside potentials of New Polaris and Benzdorp. Management is aggressively pursuing new opportunities for growth in the gold sector.

At year-end Canarc held about CA$3.1 million in cash and marketable securities, thanks in large part to the success of Canarc’s affiliate, Endeavour Silver Corp. Canarc had an the opportunity to sell half its shareholdings in Endeavour last year but still holds about 2% of the outstanding Endeavour shares.

In the same way we were able to create value for Canarc through re-activating Endeavour, management has identified some project opportunities for the re-activation of a dormant Canarc subsidiary, now called Aztec Metals. Aztec is currently pursuing attractive base metal properties with a view to going public and will follow the Endeavour model once it reaches “critical mass”.

Although the metals markets may be due for a correction soon, management is still quite bullish the gold price will seek new highs in 2006. We appreciate the support of our many shareholders, and we can all look forward to a more rewarding year of growth for the Company.

On Behalf of the Board of Directors

CANARC RESOURCE CORP.

/s/     Bradford J. Cooke

Bradford J. Cooke

March 20, 2006

Chairman and C.E.O.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  The Company expressly disclaims any obligation to update any forward-looking statements.

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Canarc Resource Corp. as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG  LLP     (signed)

Chartered Accountants

Vancouver, Canada

March 17, 2006

CANARC RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

	December 31,	December 31,
	2005	2004
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$489	$715
Marketable securities (Note 3)	899	867
Receivables and prepaids	48	115
	1,436	1,697
NONCURRENT ASSETS
Mineral properties (Note 4)	9,658	9,066
Equipment (Note 5)	10	14
Investment in affiliated company (Note 6)	78	-
	9,746	9,080
	$11,182	$10,777
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$235	$273
Due to related party (Note 8)	-	118
	235	391
NON-CONTROLLING INTEREST IN SUBSIDIARY (Note 6)	-	84
SHAREHOLDERS' EQUITY
Share capital (Note 7(a))	49,150	49,234
Contributed surplus (Note 7(b))	1,502	1,088
Deficit	(39,705)	(40,020)
	10,947	10,302
	$11,182	$10,777

Approved by the Directors:

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

CANARC RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

	Years ended December 31,
	2005	2004	2003
Expenses:
Amortization	$ 4	$5	$7
Corporate development	8	16	31
Employee and director remuneration (Note 8)	137	201	150
Foreign exchange (gain)	(40)	(42)	(177)
General and administrative	317	336	293
Shareholder relations	113	153	138
Share appreciation rights	3	-	-
Stock-based compensation (Note 7(c))	432	639	502
Travel	7	63	68
Income (loss) before the undernoted	(981)	(1,371)	(1,012)
Equity loss from investment in affiliated company	(3)	-	-
Gain on disposition of marketable securities	1,225	667	144
Gain on dilution from long term investment (Note 6)	621	-	-
Future income tax recovery (Note 7(a)(ii))	143	-	-
Investment and other income	2	13	18
Non-controlling interest	22	37	7
Write-down of marketable securities	(2)	(4)	(19)
Write-down of mineral properties	(170)	(3,143)	(14)
Write-off of debt due from affiliated company (Note 6)	(542)	-	-
Write-off of equipment	-	(212)	-
Income (loss) for the year	315	(4,013)	(876)
Deficit, beginning of the year	(40,020)	(36,007)	(35,131)
Deficit, end of the year	$ (39,705)	$(40,020)	$(36,007)
Basic and diluted earnings (loss) per share	$ 0.01	$(0.07)	$(0.02)
Weighted average number of shares outstanding	58,518,229	55,956,982	49,332,516

Refer to the accompanying notes to the consolidated financial statements.

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

	Years ended December 31,
	2005	2004	2003
Cash provided from (used for):
Operations:
Income (loss) for the year	$ 315	$(4,013)	$(876)
Items not involving cash:
Amortization	4	5	7
Equity loss from investment in affiliated company	3	-	-
Gain on disposition of marketable securities	(1,225)	(667)	(144)
Gain on dilution from long term investment	(621)	-	-
Divestiture of long term investment in affiliated company	(78)	-	-
Future income tax recovery	(143)	-	-
Non-controlling interest	(22)	(37)	(7)
Share appreciation rights	3	-	-
Stock-based compensation	432	639	502
Unrealized currency translation gain	(18)	(66)	(55)
Write-down of marketable securities	2	4	19
Write-down of mineral properties	170	3,143	14
Write-off of debt due from affiliated company (Note 6)	542	-	-
Write-off of equipment	-	212	-
	(636)	(780)	(540)
Changes in non-cash working capital items:
Receivables and prepaids	67	(79)	(10)
Due to/from related parties	(118)	149	(4)
Accounts payable and accrued liabilities	(38)	(65)	307
	(725)	(775)	(247)
Financing:
Issuance of common shares	41	1,253	2,739
Investing:
Proceeds from disposal of marketable securities	2,009	1,245	588
Acquisition of marketable securities	(789)	(1,190)	(217)
Mineral properties, net of recoveries	(762)	(1,720)	(1,155)
Purchase of equipment, net of proceeds of disposition	-	-	(21)
	458	(1,665)	(805)
(Decrease) increase in cash and cash equivalents	(226)	(1,187)	1,687
Cash and cash equivalents, beginning of year	715	1,902	215
Cash and cash equivalents, end of year	$ 489	$715	$1,902

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

1.

Nature of Operations

Canarc Resource Corp. (the “Company”), a company incorporated under the laws of British Columbia, is in the mineral exploration business and has not yet determined whether its mineral properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties (Notes 4(e) and 4(f)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $39,704,767 at December 31, 2005.  Furthermore, the Company has working capital of $1,201,000 as at December 31, 2005, which is not sufficient to achieve the Company’s planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company’s ability to continue as a going concern is dependent on the continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company’s liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company, its subsidiaries, all of which are wholly-owned except for:

-

Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest;

-

Aztec Metals Corp. (formerly, Minera Aztec Silver Corporation) (“Aztec”), in which the Company held a 63% interest as at December 31, 2004 and diluted its interest to 27% as at December 31, 2005 when its investment was accounted using the equity method (Note 6);

-

Carib Industries Ltd., in which the Company holds a 78.5% interest;  and

-

its 40% owned investee, Benzdorp Gold N.V., which is proportionately consolidated.

All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(d)

Mineral properties:

All costs related to investments in mineral properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for mineral properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is included in mineral properties.

(f)

Investment in affiliated company:

Investment in shares of an affiliated company in which the Company’s ownership is greater than 20% but no more than 50% is, where significant influence is present, accounted for by the equity method.

(g)

Stock-based compensation plan:

The Company has a share option plan which is described in Note 7(c).  The Company records all stock-based payments using the fair value method.  Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(h)

Asset retirement obligations:

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110 “Asset Retirement Obligations” (“HB 3110”).  This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.  These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset.  In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows.  The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.  The Company adopted HB 3110 retroactively, resulting in no changes to amounts previously presented.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(i)

Income taxes:

The Company follows the asset and liability method for accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.  The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(j)

Earnings (loss) per share:

Basic earnings (loss) per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year.  For all years presented, earnings (loss) available to common shareholders equals the reported earnings (loss).  The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.  In the Company’s case, diluted earnings (loss) per share presented is the same as basic earnings (loss) per share as the effect of outstanding options and warrants in the earnings (loss) per share calculation would be anti-dilutive.

(k)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

•

Revenue and expense items at the rate of exchange in effect on the transaction date;

•

Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;  and

•

Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(l)

Flow-through shares (EIC 146):

In March 2004, guidelines related to the accounting for flow-through shares were issued by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (“CICA”) under EIC 146 Flow-Through Shares.  EIC 146 requires the recognition of a provision at the date of the actual renunciation, by a reduction in the amount included in share capital relating to the flow-through shares, for the future income taxes related to the deductions foregone by the Company.  EIC 146 is applicable on a prospective basis for flow-through share transactions after March 2004.  The Company adopted EIC 146 on a prospective basis.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

2.

Significant Accounting Policies     (continued)

(m)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to impairment of mineral properties, determination of reclamation obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(n)

Fair value of financial instruments:

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

(o)

Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis.  AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity (“VIE”).  An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both.  The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE’s.

(p)

Comparative figures:

Certain of the prior years’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.

Marketable Securities

	2005	2004

Investment in shares of companies, at cost	$893	$1,081
Unrealized exchange foreign gains (cumulative write-downs)	6	(214)
	$899	$867

The quoted market value of shares of companies is approximately $2,469,562 at December 31, 2005 (2004 - $2,077,782).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

3.

Marketable Securities     (continued)

Investment in shares of companies includes shares of Endeavour Silver Corp. (“Endeavour”), a company which has certain directors in common with the Company.  At December 31, 2005, these shares had a cost of $850,038 (2004 - $873,944), a carrying value of $850,038 (2004 - $810,335) and a quoted market value of approximately $2,373,526 (2004 - $1,977,290).  In 2005, the Company exercised 250,000 warrants of Endeavour with an exercise price of CAD$0.35 and an expiry date of October 6, 2005, and also exercised 200,000 warrants with an exercise price of CAD$2.00 and an expiry date of October 22, 2005.  Endeavour’s shares closed at CAD$2.69 on December 30, 2005.

4.

Mineral Properties

		2005			2004
	Acquisition	Exploration/		Acquisition	Exploration/
	Costs	Development	Total	Costs	Development	Total

British Columbia:
New Polaris (Note 4(a)(i))	$3,605	$1,229	$4,834	$3,605	$749	$4,354
Eskay Creek (Note 4(a)(ii))	-	-	-	188	14	202

Costa Rica:
Bellavista (Note 4(b))	-	-	-	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	100	-	100	100	-	100
Benzdorp (Note 4(c)(ii))	301	4,423	4,724	301	3,983	4,284

Mexico:
Sonia II (Notes 4(d) and 6)	-	-	-	10	19	29
Other	-	-	-	-	8	8

	$4,006	$5,652	$9,658	$4,293	$4,773	$9,066

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  During fiscal 2001, the Company wrote-down the property by $3,187,104 to reflect management’s estimate of the property’s recoverable value at that time, and continued depressed gold markets contributed to further write-downs of $5,486,286 early in fiscal 2002.  Acquisition costs at December 31, 2005 and 2004 include a reclamation bond for CAD$249,000.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(a)

British Columbia:     (continued)

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation (“Barrick”).  The property is subject to a 2% net smelter return in favour of a related company.  In 2005, no exploration work was conducted on the property by Barrick.  The Company has elected to write-off the associated property costs in 2005.

(b)

Bellavista, Costa Rica:

The Company holds a net profit interest in the Bellavista property, which is located near San Jose, Costa Rica.  A property agreement giving Glencairn Gold Corporation (“Glencairn”) the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.  The pre-production payments for the years ended December 31, 2003 and 2002 were made by the previous property holder, Wheaton River Minerals Inc. (“Wheaton”), for cash of $58,875 and the issuance of 529,000 common shares of Wheaton.  Glencairn paid the Company $120,546 in fiscal 2005.  In December 2005, Glencairn achieved commercial production in its Bellavista mine.

The Company has a net profit interest in Bellavista in which the Company is entitled to 5.67% of the net profits during the first payback period, as defined, then increasing to 10.40% during the second payback period and then to 20.24% of net profits thereafter, once commercial production commences.  Thirty-five percent of this net profit interest will reduce the net profit interest to be received from Glencairn until $317,741 in advance royalty payments are repaid.

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.  During fiscal 2002, the Company wrote down the property by $1,717,000 to reflect management’s estimate of the property’s recoverable value, and in fiscal 2004, the property was further written down by $3,184,000 to a nominal $100,000 in accordance with Canadian generally accepted accounting principles.  However, a loan to the vendor that was included in acquisition costs, with a principal balance of $400,000 plus accrued interest remains outstanding and continues to be owed to the Company.  The write-down of the property for accounting purposes does not affect the Company’s legal claim and right to recover the outstanding loan plus accrued interest owed to it, and the Company continues with its collection and settlement efforts.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(c)

Suriname:     (continued)

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement with Grasshopper Aluminum Company N.V. (“Grassalco”) to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company and Grassalco amended the option agreement.  Cash payments prior to commercial production were reduced to $300,000 with the balance of $450,000 to be paid on or before 30 days after the commencement of commercial production, and exploration expenditures of $5 million were to be incurred by April 2005.  In April 2005 a further amendment to the option agreement was made which extended the date, by which the property expenditures had to be completed, to December 6, 2005, subject to a payment of $40,000 which was made by the Company in April 2005.  By December 6, 2005, the Company incurred property expenditures in excess of $5 million, which included a management fee of 10%, subject to acceptance and verification by Grassalco.

Pursuant to the amended option agreement, the Company will owe Grassalco an additional $250,000 payable on or before 30 days after the commencement of commercial production if a feasibility study has not been completed by October 6, 2005.  For the years 2006 to 2008, the Company will owe an additional $250,000 payable on or before 30 days after the commencement of commercial production.  However, if a feasibility study has not been completed by October 6, 2008, then the annual additional cash payments of $250,000 will increase at that time to $500,000 payable on or before 30 days after the commencement of commercial production.  These additional cash payments will be treated as advance payments against Grassalco’s shareholder ownership interest and will be deductible from Grassalco’s net profit share or net smelter profit from exploiting the deposits.  As at December 31, 2005, the Company did not complete a feasibility study.

The Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest by making additional option payments (Note 4(e)).  During fiscal 2004, Grassalco transferred the Benzdorp concessions to an incorporated company in which the Company owns 40% and Grassalco owns 60%.

(d)

Mexico:

Sonia II:

In July 2004, Aztec entered into an option agreement to earn up to a 100% interest in the Sonia II property by making cumulative cash payments of $250,000 over a four-year period subject to financing, of which $30,000 has been paid.  In 2005 the Company’s interest in Aztec was diluted from 63% to 27% and its investment in Aztec is accounted for using the equity method as at December 31, 2005 (Note 6).

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

4.

Mineral Properties     (continued)

(e)

Expenditure options:

To maintain the Company’s interest and to fully exercise the options under various property agreements covering its properties, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitments	Shares

Benzdorp (Note 4(c)(ii)):
On commercial production (i)	$ 450	$ -	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest reduction or buydown	-	-	150,000

	$ 450	$ -	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(f)

Mineral properties contingencies:

The Company has diligently investigated rights of ownership of all of its mineral properties/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.

Equipment

		2005			2004
		Accumulated	Net Book		Accumulated		Net Book
	Cost	Amortization	Value	Cost	Amortization	Write-Off	Value

Mining equipment	$-	$-	$-	$177	$-	$177	$-
Vehicles	-	-	-	15	-	15	-
Office equipment	140	130	10	160	126	20	14

	$140	$130	$10	$352	$126	$212	$14

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

6.

Investment in Affiliated Company

In 2005, the Company agreed to settle debts of CAD$100,000 owed by Aztec by the issuance of 1,000,000 units of Aztec at a deemed price of CAD$0.10 per unit.  Each unit is comprised of one common share and one-half of a share purchase warrant with each whole warrant exercisable to acquire one common share at an exercise price of CAD$0.12 until November 25, 2006.  The remaining debt of $542,051 owed by Aztec was written off.

In 2005, the Company’s interest in Aztec was diluted from 63% to 27% due to a private placement which Aztec closed in November 2005, and in which the Company did not participate, and at which time the Company recognized a dilution gain of $621,390.  Prior to the dilution, the Company consolidated its financial statements with Aztec whereas subsequent to the dilution the Company’s investment in Aztec is accounted for using the equity method.

7.

Share Capital

(a)

Authorized and issued:

In 2005, the Company increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value.

The Company’s issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2002	47,159,444	$45,125
Issued:
Private placements (Note 7(a)(i))	4,697,500	2,639
Exercise of warrants (Note 7(d))	615,000	92
Exercise of options (Note 7(c))	60,000	9
Exercise of share appreciation rights	526,504	41
Balance at December 31, 2003	53,058,448	47,906
Issued:
Private placements (Note 7(a)(ii))	810,000	372
Exercise of warrants (Note 7(d))	4,090,000	786
Exercise of options (Note 7(c))	360,000	170
Balance at December 31, 2004	58,318,448	49,234
Issued:
Exercise of options (Note 7(c))	220,000	56
Exercise of share appreciation rights	6,667	3
Provision for flow-through shares (Note 7(a)(ii))	-	(143)
Balance at December 31, 2005	58,545,115	$49,150

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company’s stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

(i)

In March 2003, the Company closed a private placement for 1,250,000 units at CAD$0.52 per unit for gross proceeds of CAD$650,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$0.63 until February 4, 2005 (Note 7(d)).

In November 2003, the Company closed two private placements.  One private placement was for 250,000 units at CAD$1.05 per unit for gross proceeds of CAD$262,500.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 7(d)).  A finder’s fee of 17,500 units was issued, with each unit comprised of one non-flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until November 13, 2005 (Note 7(d)).  The finder’s fee has been shown on a net basis in share capital.  These funds were expended in 2003.  The second private placement was for 3,080,000 units at CAD$0.90 per unit for gross proceeds of CAD$2,772,000.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.10 until November 13, 2005 (Note 7(d)).

In December 2003, the Company closed a private placement for 100,000 units at CAD$1.05 per unit for gross proceeds of CAD$105,000.  Each unit was comprised of one flow-through common share and one-half of a share purchase warrant;  each whole share purchase warrant was exercisable to acquire one common share at CAD$1.25 until December 30, 2005 (Note 7(d)).  These funds were expended in 2004.

(ii)

In October 2004, the Company closed a private placement for 750,000 flow-through common shares at CAD$0.65 per share for total proceeds of CAD$487,500, which were expended in 2004.  A finder’s fee of 60,000 non-flow-through common shares was issued and has been shown on a net basis in share capital.

In February 2005, the Company renounced CAD$487,500 in exploration expenditures from the proceeds of this flow-through private placement, resulting in an income tax recovery of $143,321.

(iii)

In March 2006, the Company closed brokered and non-brokered private placements.  The brokered private placement with Dundee Securities Corporation (the “Agent”) was for 3,850,000 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$3,157,000.  Agent’s fees of CAD$189,420 were comprised of CAD$123,123 in cash and CAD$66,297 in non-flow-through common shares, totalling 80,850 shares, at a deemed price of CAD$0.82 per share.  The Agent also received a compensation warrant exercisable for 231,000 non-flow-through common shares at an exercise price of CAD$0.82 and with an expiry date of March 17, 2007.

The non-brokered private placement was for 449,511 flow-through common shares at CAD$0.82 per share for gross proceeds of CAD$368,599.  Finders’ fees totalling CAD$20,316 were paid.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(b)

Contributed surplus:

Balance at December 31, 2003	$524
Changes during the year:
Exercise of options	(75)
Fair value of stock options recognized	639
Balance at December 31, 2004	1,088
Changes during the year:
Exercise of options	(18)
Fair value of stock options recognized	432
Balance at December 31, 2005	$1,502

(c)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, directors and consultants to acquire up to 18,374,095 common shares, of which options for 6,984,000 common shares are outstanding as at December 31, 2005.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.  At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the years ended December 31, 2005, 2004 and 2003 is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
	Number	price	Number	price	Number	price
	of Shares	(CAD$)	of Shares	(CAD$)	of Shares	(CAD$)
Outstanding, beginning of year	5,649,000	$0.57	4,509,000	$0.47	3,629,000	$0.39
Granted	2,395,000	$0.36	1,500,000	$0.82	1,730,000	$0.54
Exercised	(220,000)	$0.19	(360,000)	$0.34	(60,000)	$0.20
Converted to stock appreciation
rights on exercise	(20,000)	$0.34	-	-	(790,000)	$0.25
Expired	(820,000)	$0.70	-	-	-	-
Outstanding, end of year	6,984,000	$0.50	5,649,000	$0.57	4,509,000	$0.47
Exercise price range (CAD$)	$0.17 - $1.00		$0.17 - $1.05		$0.17 - $1.05

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(c)

Stock option plan:     (continued)

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options Outstanding and Exercisable
		Weighted	Weighted
	Number	Average	Average
Price	Outstanding and	Remaining	Exercise
Intervals	Exercisable at	Contractual Life	Prices
(CAD$)	December 31, 2005	(Number of Years)	(CAD$)

$0.01 - $0.24	80,000	1.1	$0.17
$0.25 - $0.49	3,569,000	4.4	$0.33
$0.50 - $0.74	2,609,500	2.4	$0.60
$0.75 - $0.99	185,500	1.7	$0.87
$1.00 - $1.24	540,000	3.2	$1.00
	6,984,000	3.5	$0.50

At December 31, 2005, 6,984,000 options are exercisable and expire at various dates from January 16, 2007 to December 5, 2010, with a weighted average remaining life of 3.5 years.  During the year ended December 31, 2005, the Company recognized stock-based compensation of $432,424 (2004 - $638,808 and 2003 - $502,000) based on the fair value of options granted on or after January 1, 2003 that were earned by the provision of services during the year.

In February 2006, the Company granted 50,000 options with an exercise price of CAD$0.67 and an expiry date of February 13, 2008.

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The fair value of stock options granted and the assumptions used to calculate compensation expense are estimated using the Black-Scholes Option Pricing Model as follows:

	2005	2004	2003

Fair value of options granted during the year	$0.18	$0.43	$0.29

Risk-free interest rate	2.25%	2.90%	3.49%
Expected dividend yield	0.000000	0.000000	0.000000
Expected stock price volatility	0.866100	0.943900	0.887200
Expected option life in years	4	4	4

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:

At December 31, 2005, the Company had no outstanding warrants as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2004	Issued	Exercised	Expired	December 31, 2005

$0.63	February 4, 2005	625,000	-	-	(625,000)	-
$1.25	November 13, 2005	133,750	-	-	(133,750)	-
$1.10	November 13, 2005	1,540,000	-	-	(1,540,000)	-
$1.25	December 30, 2005	50,000	-	-	(50,000)	-

		2,348,750	-	-	(2,348,750)	-

At December 31, 2004, the Company had outstanding warrants to purchase an aggregate 2,348,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	December 31, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-
$0.21	April 8, 2004	465,000	-	(465,000)	-	-
$0.50	September 10, 2004	625,000	-	(625,000)	-	-
$0.63	February 4, 2005	625,000	-	-	-	625,000
$1.25	November 13, 2005	133,750	-	-	-	133,750
$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000
$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(4,090,000)	-	2,348,750

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

7.

Share Capital     (continued)

(d)

Warrants:     (continued)

At December 31, 2003, the Company had outstanding warrants to purchase an aggregate 6,438,750 common shares as follows:

Exercise
Prices		Outstanding at				Outstanding at
(CAD$)	Expiry Dates	December 31, 2002	Issued	Exercised	Expired	December 31, 2003

$0.20	May 17, 2004	3,000,000	-	-	-	3,000,000
$0.21	April 8, 2004	1,080,000	-	(615,000)	-	465,000
$0.50	September 10, 2004	625,000	-	-	-	625,000
$0.63	February 4, 2005	-	625,000	-	-	625,000
$1.25	November 13, 2005	-	133,750	-	-	133,750
$1.10	November 13, 2005	-	1,540,000	-	-	1,540,000
$1.25	December 30, 2005	-	50,000	-	-	50,000

		4,705,000	2,348,750	(615,000)	-	6,438,750

(e)

Shares reserved for issuance:

Number of Shares

Outstanding, December 31, 2005	58,545,115
Property agreements (Note 4(e))	350,000
Stock options (Note 7(c))	6,984,000

Fully diluted, December 31, 2005	65,879,115

(f)

Shareholder rights plan:

On May 31, 2005, the shareholders of the Company approved a shareholder rights plan (the “Plan”), that became effective on April 30, 2005.  The Plan is intended to ensure that any entity seeking to acquire control of the Company makes an offer that represents fair value to all shareholders and provides the board of directors with sufficient time to assess and evaluate the offer, to permit competing bids to emerge, and, as appropriate, to explore and develop alternatives to maximize value for shareholders.  Under the Plan, each shareholder at the time of the Plan’s adoption was issued one Right for each common share of the Company held.  Each Right entitles the registered holder thereof, except for certain “Acquiring Persons” (as defined in the Plan), to purchase from treasury one common share at a 50% discount to the prevailing market price, subject to certain adjustments intended to prevent dilution.  The Rights are exercisable after the occurrence of specified events set out in the Plan generally related to when a person, together with affiliated or associated persons, acquires, or makes a take-over bid to acquire, beneficial ownership of 20% or more of the outstanding common shares of the Company.  The Rights expire on April 30, 2015.

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

8.

Related Party Transactions

At December 31, 2004, amounts due from a related party comprise of balances owed from a company with certain common directors.  The amounts were for reimbursement of costs in the normal course of business and for out-of-pocket property expenditures.  At December 31, 2004, the Company had a balance due to Endeavour of CAD$142,476.

General and administrative costs during 2005 include CAD$Nil (2004 – CAD$Nil and 2003 – CAD$60,000) of consulting fees charged by a company controlled by a director of the Company, and CAD$59,385 (2004 - CAD$86,438 and 2003 - CAD$90,000) of salaries paid to a director.  In fiscal 2005, the Company paid a total of CAD$40,000 (2004 - CAD$34,500 and 2003 - CAD$Nil) to all directors in their capacity as Directors of the Company.

In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at an exercise price of CAD$2.00 until October 22, 2005.  The Company exercised these warrants in 2005 (Note 3).

In November 2003, the Company participated in a private placement for 500,000 units of Endeavour at CAD$0.30 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant;  each whole share purchase warrant entitled the Company to acquire one common share at CAD$0.35 until October 6, 2005.  The Company exercised these warrants in 2005 (Note 3).

Details of transactions with Aztec are provided in Note 6.

9.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain mineral properties as disclosed in Note 4.

10.

Income Taxes

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2005	2004	2003

Canadian statutory tax rates	34.12%	35.62%	37.62%

Income tax benefit computed at Canadian statutory rates	$(108)	$1,421	$336
Foreign tax rates different from statutory rate	(143)	588	(2)
Temporary differences not recognized in year	(71)	(1,786)	(15)
Permanent differences	330	(209)	(109)
Unrecognized tax losses	(8)	(14)	(210)

	$-	$-	$-

Canarc Resource Corp.

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

10.

Income Taxes     (continued)

The Company’s effective tax rate is different from the statutory tax rate due to non-tax deductible stock-based compensation expense, and non taxable items such as income tax recovery and gain on dilution of affiliated company, and non-taxable portion of capital gains.

The significant components of the Company’s future income tax assets as at December 31, 2005 and 2004 are as follows:

	2005	2004

Future income tax assets:
Non-capital losses carried forward	$936	$1,318
Capital losses carried forward	27	28
Resource properties	2,356	2,564
Equipment	368	390
	3,687	4,300
Valuation allowance	(3,687)	(4,300)
Future income tax assets, net	$-	$-

At December 31, 2005, the Company has non-capital losses for Canadian tax purposes of approximately $2,744,000 which expire on various dates to 2012, and Canadian capital losses of approximately $158,000 which are without expiry.

11.

Supplemental Disclosure with respect to Cash Flows

	2005	2004	2003

Non-cash financing and investing activities:

Settlement of accounts payable with marketable securities	$-	$-	$-
Fair value of stock options allocated to shares issued on exercise of:
Share appreciation rights	3	-	41
Stock options	18	75	1

Supplemental cash flow information:

Income taxes paid	$-	$-	$-
Interest paid	-	-	-

Canarc Resource Corp.

CORPORATE  INFORMATION

HEAD OFFICE

#800 – 850 West Hastings Street

Vancouver, BC, Canada, V6C 1E1

Telephone:

(604) 685-9700

Facsimile:

(604) 685-9744

Website:

www.canarc.net

DIRECTORS

Bradford Cooke

Chris Theodoropoulos

Derek Bullock

Leonard Harris

William Price

OFFICERS

Bradford Cooke ~ Chairman

John McClintock ~ President

Philip Yee ~ Chief Financial Officer

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Investor Services Inc.

TRANSFER AGENT

3rd Floor, 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 – 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:            CCM

OTC-BB:     CRCUF

Canarc Resource Corp.